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                                  May 24, 2000

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.  20549

                  Re: LINK2GOV Corp. (Registration No. 333-32970) Form RW-Application for Withdrawal

Ladies and Gentlemen:

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, LINK2GOV Corp., a Tennessee corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-32970, together with all exhibits thereto, filed with the Securities and Exchange Commission on March 24, 2000 (the "Registration Statement").

                  Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 5,750,000 shares of its Common Stock, no par value per share (the "Shares") for issuance to the public. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares, and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no selling efforts were made by the underwriters. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

                  Please do not hesitate to call the undersigned or Robert S. Wechsler, our Chief Operating Officer and General Counsel, at 615-297-2770 if you have any questions regarding this matter.


                                                 Very truly yours,

                                                 /s/ Richardson M. Roberts

                                                 Richardson M. Roberts,
                                                 Chief Executive Officer



cc:   Ms. Kim Mazur, Division of Corporate Finance
      Howard W. Herndon, Esq.
      F. Mitchell Walker, Jr., Esq.